UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                                MAVESA, S.A.
        ------------------------------------------------------------
                              (Name of Issuer)

         Common Stock, nominal value 10 Bolivars (Bs.10) ("Shares")
                                    and
           American Depositary Shares ("ADSs"), each representing
                         60 shares of Common Stock
        ------------------------------------------------------------
                      (Title of Class and Securities)

                                 5777171019
        ------------------------------------------------------------
                               (CUSIP Number)


                          Guillermo Bolinaga, Esq.
                           Primor Alimentos, C.A.
                  2da. Avenida de Los Cortijos de Lourdes
                     Edificio Centro Empresarial Polar
                          Caracas, Venezuela 07054
                              +(582) 202-3364

                              With a copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

                                    and

                           Fulvio Italiani, Esq.
                    d'Empaire Reyna Bermudez & Asociados
               Edificio Bancaracas, P.H., Plaza La Castellana
                             Caracas, Venezuela
                         Telephone +(582) 264-6244
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             February 20, 2001
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                SCHEDULE 13D

     CUSIP NO. 5777171019
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Primor Alimentos, C.A.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          SEE ITEM 3.
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )
     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Venezuela
     -------------------------------------------------------------------
                             7.   SOLE VOTING POWER
                                  3,500 Shares (including Shares
                                        represented by ADSs)
           NUMBER OF         -------------------------------------------
            SHARES           8.   SHARED VOTING POWER
         BENEFICIALLY              0
           OWNED BY          -------------------------------------------
             EACH            9.   SOLE DISPOSITIVE POWER
           REPORTING              3,500 Shares (including Shares
            PERSON                      represented by ADSs)
             WITH            -------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                  1,384,447,105 Shares (including Shares
                                        represented by ADSs)*
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,450,605 Shares (including Shares represented by ADSs)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          38.49%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------
     * The filing of this Schedule 13D is not, and shall not be construed as, an admis sion that Primor Alimentos, C.A. or any of its executive officers or directors beneficially owns any of the Shares or ADSs for which it is listed as having shared dispositive power. See Items 5 and 6.




                                SCHEDULE 13D

     CUSIP NO. 5777171019
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Primor Inversiones, C.A.
     ------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          SEE ITEM 3.
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )
     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Venezuela
     -------------------------------------------------------------------
                            7.   SOLE VOTING POWER
                                 0
           NUMBER OF        --------------------------------------------
            SHARES          8.   SHARED VOTING POWER
         BENEFICIALLY            0
           OWNED BY         --------------------------------------------
             EACH           9.   SOLE DISPOSITIVE POWER
           REPORTING             0
            PERSON          --------------------------------------------
             WITH           10.  SHARED DISPOSITIVE POWER
                                 1,384,447,105 Shares (including Shares
                                      represented by ADSs)**
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,447,105 Shares (including Shares represented by ADSs)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          38.49%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------
     ** The filing of this Schedule 13D is not, and shall not be construed as, an admission that Primor Inversiones, C.A. or any of its executive officers or directors beneficially owns any of the Shares or ADSs for which it is listed as having shared dispositive power. See Items 5 and 6.



ITEM 1.  SECURITY AND ISSUER

      This Statement on Schedule 13D (this "Schedule 13D") relates to shares ("Shares") of common stock, nominal value of 10 Bolivars (Bs.10) each, and American Depositary Shares ("ADSs"), each ADS representing 60 Shares, of Mavesa, S.A., a Venezuelan corporation ("Mavesa"). The address of Mavesa's principal executive offices is Edificio Mavesa, Avenida Principal de los Cortijos de Lourdes, Caracas, Venezuela, Apartado Postal 2048.

ITEM 2.  IDENTITY AND BACKGROUND

      This Schedule 13D is being filed by Primor Alimentos, C.A., a Venezuelan corporation ("Alimentos"), and Primor Inversiones, C.A., a Venezuelan corporation and wholly owned subsidiary of Alimentos ("Inversiones" and, together with Alimentos, "Primor"). Alimentos and its subsidiaries are a group of leading companies in the Venezuelan food market and their businesses include the distribution and sale of pre-cooked cornmeal, rice, flour, food pastes, ice-cream, corn oil, animal feeds, flakes for beer and corn grits for snacks. The principal business address of Primor is 2da. Avenida de Los Cortijos de Lourdes, Edificio Centro Empresarial Polar, Caracas, Venezuela, 07054.

      The name, citizenship, business address, present principal occupation and organization of employment of each of the executive officers and directors of Alimentos and Inversiones and the name and business address of any organization in which such employment is conducted, in each case as of the date hereof, are set forth in Schedule I to the Statement on Schedule TO (the "Schedule TO") filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the Securities and Exchange Commission (the "SEC") on February 21, 2001 and such Schedule I is hereby incorporated herein by reference.

      During the last five years, the executive officers and directors of Alimentos and Inversiones have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Alimentos used working capital to purchase the 3,500 Shares (including Shares represented by ADSs) over which it has sole voting and dispositive power. With respect to the 1,384,447,105 Shares (including Shares represented by ADSs) in respect of which Alimentos and Inversiones may be deemed to have shared dispositive power under the Shareholders Agreement (as defined in Item 4 below), this Item 3 is not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

      In response to this Item 4, Section 13 ("The Shareholders Agreement and the Mavesa Agreement"), Section 14 ("Purpose of the Offers; Plans for Mavesa"), and Section 15 ("Certain Effects of the Offers") of the Schedule TO are hereby incorporated herein by reference.

      As previously announced, on January 21, 2001, Inversiones, Alimentos and the following shareholders of Mavesa (the "Mavesa Shareholders Group") entered into an Agreement (the "Shareholders Agreement"): Jonathan Coles Ward, Alberto Tovar, Lilian Cervini de Poleo, Alicia Coles, Andres Coles, Miguel Coles, Nelly Cervini de Fragachan, Jesus Anibal Rojas, Beatriz de Chelminski de Coles, Jesus Manuel Rojas, Nicholasha Limited, Share Syndicate I, L.L.C., Share Syndicate II, L.L.C., Share Syndicate IX, L.L.C., Berkshire International S.A., Valores San Nicolas, C.A., Edificios y Remodelaciones El Encuentro, C.A., Desarrollos 480, C.A., Consultoria Estudios Proyectos, C.A. (Conepro), Inversiones Stuart, C.A., Laveda Finantial Ltd. and Valores El Junko, C.A.

      The Shareholders Agreement contemplates an acquisition of Mavesa by Inversiones at a price of US$0.1416887470 per Share in cash and US$8.5013248220 per ADS, which will be effected by concurrent tender offers, one for all outstanding Shares of Mavesa and one for all outstanding ADSs (collectively, the "Offers"). The Offers were commenced on February 21, 2001. Primor does not currently have any plans or proposals following completion of the Offers for any subsequent offering period or any second-step merger or other business combination that cause Shares and ADSs which are not purchased pursuant to the Offers to be cashed-out in a merger or similar transaction.

      Pursuant to the Shareholders Agreement, the Mavesa Shareholders Group agreed, among other things, to tender (or cause the record owner of all Shares beneficially owned by him to tender) into the Offers all Shares (including Shares represented by ADSs) beneficially owned by them, subject to certain limited withdrawal rights set forth in the Shareholders Agreement. The obligation of the Mavesa Shareholders Group to tender into the Offers all Shares (including Shares represented by ADSs) beneficially owned by them, became effective on February 20, 2001 upon Primor's receipt of a "no action" letter from the U.S. Securities and Exchange Commission with respect to the Offers.

      The discussion in this Schedule 13D of the Shareholders Agreement and the principal terms thereof is subject to, and qualified in its entirety by reference to, the Shareholders Agreement which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

      No reporting person has any present plans or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions set forth herein.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

      a.-b. Primor has been informed by Mavesa that as of January 21, 2001, 3,597,099,839 Shares (including Shares represented by
              ADSs) were outstanding. As of the date hereof, Alimentos owns 3,500 Shares (including Shares represented by ADSs) or less than .01% of the outstanding Shares (including Shares represented by ADSs), and has sole voting and dispositive power with respect to such Shares (including Shares represented by ADSs). As of the date hereof, and as a result of the execution of the Shareholders Agreement, Alimentos and Inversiones may be deemed to have shared dispositive power with respect to the Shares (including Shares represented by ADSs) subject to the Shareholders Agreement and, accordingly, may be deemed to beneficially own an additional 1,384,447,105 Shares (including Shares represented by ADSs), or approximately an additional 38.49% of the outstanding Shares (including Shares represented by ADSs). Alimentos and Inversiones may be deemed to have acquired beneficial ownership of such 1,384,447,105 Shares on February 20, 2001 (the date Primor received a "no action" letter from the U.S. Securities and Exchange Commission with respect to the Offers). However, the filing of this Schedule 13D is not, and shall not be construed as, an admission that Inversiones, Alimentos or any of their executive officers or directors beneficially owns any of the Shares or ADSs subject to the Shareholders Agreement.

              Except as set forth above, neither Primor nor, to the best knowledge of Primor, any of the persons listed on Schedule I to the Schedule TO beneficially owns any Shares or ADSs.

      c. The Item 5(c) information with respect to transactions in Shares and ADSs during the past 60 days by Primor is attached hereto as Schedule A and such Schedule A is hereby incorporated by reference. Except as set forth on Schedule A hereto, neither Primor nor, to the best knowledge of Primor, any of the persons listed on Schedule I to the Schedule TO has effected any transaction in Shares or ADSs during the past 60 days.

      d.      Not applicable.

      e.      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

      The response to Item 4 above is incorporated by reference in response to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 10.01 Shareholders Agreement, dated as of January 21, 2001, by and among Inversiones, Alimentos and certain holders of shares and ADSs of Mavesa named therein (incorporated by reference to Exhibit (d)(1) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 10.02 English translation of Exhibit 10.01, Shareholders Agreement, dated as of January 21, 2001, by and among Inversiones, Alimentos and certain holders of shares and ADSs of Mavesa named therein (incorporated by reference to Exhibit (d)(3) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 10.03 Mavesa Agreement, dated as of January 21, 2001, by and among Inversiones, Alimentos and Mavesa (incorporated by reference to Exhibit (d)(2) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 10.04 English translation of Exhibit 10.03, Mavesa Agreement, dated as of January 21, 2001 by and among Inversiones, Alimentos and Mavesa (incorporated by reference to Exhibit
               (d)(4) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 99.01 U.S. Offer to Purchase dated February 21, 2001 (incorporated by reference to Exhibit (a)(1) to the Statement on Schedule TO (with respect to the tender offer for ADSs) filed by Inversiones and Alimentos with the SEC on February 21, 2001)



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 2, 2001

                                             PRIMOR INVERSIONES, C.A.

                                             By: /s/ Guillermo Bolinaga
                                                -------------------------
                                             Name:   Guillermo Bolinaga
                                             Title:  General Counsel


                                             PRIMOR ALIMENTOS, C.A.

                                             By: /s/ Guillermo Bolinaga
                                                -------------------------
                                             Name:   Guillermo Bolinaga
                                             Title:  General Counsel





                                                                SCHEDULE A


         TRANSACTIONS CONCERNING SHARES AND ADSs OF MAVESA
                        - MOST RECENT 60 DAYS


      The following table sets forth transactions in Shares and ADSs during the past 60 days by Alimentos. Inversiones has not had transactions in Shares and ADSs during the past 60 days. All transactions listed below involved open-market purchases.

                    Shares of Mavesa common stock

     TRADE DATE       # OF SHARES          PRICE             TOTAL COST
     ----------       -----------          -----             ----------
  January 24, 2001        500        Bs.94.50 per Share       Bs.47,250
                                      (or US$0.135135)      (or US$67.57)

           ADSs representing shares of Mavesa common stock

     TRADE DATE       # OF ADSs             PRICE            TOTAL COST
     ----------       ---------             -----            ----------
  January 24, 2001       50            US$8.25 per ADS        US$412.50




                             INDEX TO EXHIBITS


Exhibit 10.01 Shareholders Agreement, dated as of January 21, 2001, by and among Inversiones, Alimentos and certain holders of shares and ADSs of Mavesa named therein (incorporated by reference to Exhibit (d)(1) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 10.02 English translation of Exhibit 10.01, Shareholders Agreement, dated as of January 21, 2001, by and among Inversiones, Alimentos and certain holders of shares and ADSs of Mavesa named therein (incorporated by reference to Exhibit (d)(3) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 10.03 Mavesa Agreement, dated as of January 21, 2001, by and among Inversiones, Alimentos and Mavesa (incorporated by reference to Exhibit (d)(2) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 10.04 English translation of Exhibit 10.03, Mavesa Agreement, dated as of January 21, 2001 by and among Inversiones, Alimentos and Mavesa (incorporated by reference to Exhibit
               (d)(4) to the Statement on Schedule TO filed by Inversiones and Alimentos (with respect to the tender offer for ADSs) with the SEC on February 21, 2001)

Exhibit 99.01 U.S. Offer to Purchase dated February 21, 2001 (incorporated by reference to Exhibit (a)(1) to the Statement on Schedule TO (with respect to the tender offer for ADSs) filed by Inversiones and Alimentos with the SEC on February 21, 2001)